UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
June 10, 2025
Commission File Number: 001-41731

FIDELIS INSURANCE HOLDINGS LIMITED
(Exact Name of Registrant as Specified in its Charter)
Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08
+1 441 279 2590
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

On June 10, 2025, Fidelis Insurance Holdings Limited (the “Company”) priced the issue of its US$400,000,000 Fixed-Rate Reset Subordinated Notes due 2055 (the “Notes”) pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-287332) filed with the U.S. Securities and Exchange Commission as supplemented by the preliminary prospectus supplement filed on June 9, 2025. The issuance is expected to close on June 13, 2025, subject to the satisfaction of customary closing conditions. The press release, furnished as Exhibit 99.1 to this Form 6-K, is incorporated by reference as part of this Form 6-K.

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit
99.1        Press Release

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELIS INSURANCE HOLDINGS LIMITED

Dated: June 10, 2025	By:	/s/ Allan Decleir
	Name:	Allan Decleir
	Title:	Group Chief Financial Officer